UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: February 11, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

FIRST QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q1 2025 Results

Shenzhen, China – February 11, 2026 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (OTC Expert Market Symbol: NTPIF) today announced its unaudited results for the first quarter ended March 31, 2025.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2025	Q1 2024	YoY(%)(a)
Revenue	$7,790	$5,836	33.5%
Gross profit	$2,952	$2,753	7.2%
Net loss from operation	$(1,478)	$(3,846)	(61.6)%
% of revenue	(19.0)%	(65.9)%
per share (diluted)	$(0.03)	$(0.07)	—
Consolidated net loss	$(5,224)	$(9,919)	(47.3)%
% of revenue	(67.1)%	(170.0)%
Basic earnings loss per share	$(0.09)	$(0.17)	(47.1)%
Diluted earnings loss per share	$(0.09)	$(0.17)	(47.1)%
Weighted average number of shares (’000)
Basic	58,644	58,338
Diluted	58,644	58,338

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of March 31,	As of December 31,	As of March 31,
	2025	2024	2024
Cash and cash equivalents(a)	$26,999	$26,861	$5,124
Short term investments(b)	$—	$—	$30,796
Restricted cash	$6,021	$6,414	$98,853
Real estate properties under development, net	$194,195	$191,549	$181,463
Real estate properties held for sale	$49,508	$52,552	$58,339
Real estate properties held for lease, net	$134,589	$135,428	$142,236
Property, plant and equipment, net	$16,473	$16,256	$26,042
Total assets	$453,650	$453,609	$573,400
Current portion of amount due to shareholders	$18,276	$—	$—
Short term third party loans	$7,659	$7,649	$6,085
Current portion of long term bank loans	$13,195	$27,860	$19,820
Accounts payable	$32,388	$31,629	$29,273
Advance from customers	$16,042	$16,026	$3,953
Long term bank loans	$125,850	$106,803	$125,145
Amount due to shareholders	$—	$17,836	$16,561
Total shareholders’ equity	$168,893	$172,332	$131,145
Total number of common shares issued (’000)	60,203	60,203	55,311

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less when purchased.
(b)

Short term investments include investments with original maturities of three months and less than 12 months and investments that are expected to be realized in cash in the next 12 months. As of March 31, 2025, the Company held no short-term investments related to the former Credit Suisse supply chain fund, compared with a balance of $30.8 million at March 31, 2024. The decrease was due to the fund’s full settlement and liquidation, and no related balances remained as of December 31, 2024 and March 31, 2025.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2025

Key Highlights of Financial Position

	As of March 31, 2025	As of December 31, 2024	As of March 31, 2024
Current ratio(a)	0.88	0.92	0.85
Debt ratio(b)	62.9%	62.0%	77.1%
Return on equity(c)	(3.1)%	19.7%	(7.8)%
Ratio of total liabilities to total equity	1.70	1.63	3.37

Notes:

(a)	Current ratio is calculated with all current assets divided by all current liabilities.
(b)	Debt ratio is calculated with all total liabilities divided by total assets.
(c)	Return on equity is calculated with consolidated net income (loss) divided by average of total shareholders’ equity at beginning and end of the period.

FINANCIAL RESULTS

Revenue

Revenue for the first quarter of 2025 was $7.8 million compared to $5.8 million in the first quarter of 2024. Revenue for the first quarter of 2025 mainly consisted of the sales of property income from Nam Tai • Longxi of $3.5 million, property service income of $0.9 million, operating lease income of $2.6 million from Nam Tai Inno Park, operating lease income of $0.5 million from existing factory buildings located on the sites of Inno Valley and Wuxi. Revenue for the first quarter of 2024 mainly consisted of the sales of property income from Nam Tai • Longxi of $0.8 million, property service income of $0.9 million, operating lease income of $3.2 million from Nam Tai Inno Park, operating lease income of $0.5 million from factory buildings located on the sites of Inno Valley, Wuxi, Shanghai, and the leased space at Nam Tai • Tang Xi Technology Park.

Gross Profit

Gross profit for the first quarter of 2025 was $3.0 million compared to $2.8 million in the first quarter of 2024. Gross profit for the first quarter of 2025 mainly consisted of revenue of $7.8 million, offset by cost of $4.8 million for the period. Gross profit for the first quarter of 2024 mainly consisted of revenue of $5.8 million, offset by rental cost of $3.0 million for the period.

General and administrative expenses

General and administrative expenses for the first quarter of 2025 were $3.9 million, compared with $6.2 million in the first quarter of 2024. General and administrative expenses for the first quarter of 2025 mainly consisted of staff costs of $1.9 million, office expenses of $1.1 million , and professional service fees of $0.6 million. General and administrative expenses for the first quarter of 2024 mainly consisted of staff costs of $1.5 million, office expenses of $0.3 million, and professional service fees of $3.7 million.

Selling and marketing expenses

The selling and marketing expenses for the first quarter of 2025 were $0.6 million, compared with $0.4 million in the first quarter of 2024. The selling and marketing expenses for the first quarter of 2025 mainly consisted of staff costs of $0.3 million, and marketing and commission fees of $0.2 million. The corresponding expenses for the first quarter of 2024 mainly included staff costs of $0.3 million, and marketing and commission fees of $0.08 million.

Net Loss from Operations

Net loss from operations for the first quarter of 2025 was $1.5 million compared to net loss from operations of $3.8 million in the first quarter of 2024. Net loss from operations for the first quarter of 2025 mainly consisted of gross profit of $3.0 million, offset in part by our general and administrative expenses of $3.8 million and selling and marketing expenses of $0.6 million for the period. Net loss from operations for the first quarter of 2024 mainly consisted of general and administrative expenses of $6.2 million and selling and marketing expenses of $0.4 million, offset in part by gross profit of $2.8 million for the period. The decrease in general and administrative expenses of $2.4 million in the first quarter of 2025 was mainly due to the decrease in professional service fees.

Consolidated Net Loss

Consolidated net loss for the first quarter of 2025 was $5.2 million compared to consolidated net loss of $9.9 million in the first quarter of 2024. Consolidated net loss for the first quarter of 2025 mainly consisted of net loss from operations of $1.5 million and other net expenses of $4.1 million, interest income of $0.04 million, offset in part by income tax benefits of $0.3 million. Consolidated net loss for the first quarter of 2024 mainly consisted of net loss from operations of $3.8 million and other net expenses of $2.1 million, offset in part by interest income of $0.01 million from time deposits and income tax expenses of $3.9 million.

Cash and Cash Equivalents

Cash and cash equivalents increased by $0.1 million in the first quarter of 2025 from $26.9 million as of December 31, 2024 to $27.0 million as of March 31, 2025. The increase was primarily attributable to exchange rate effect of $8.4 million, offset by net cash used in operating activities of $0.8 million and financing activities of $7.9 million in the first quarter of 2025.

Restricted Cash

Restricted cash decreased by $0.4 million in the first quarter of 2025 from $6.4 million as of December 31, 2024 to $6.0 million as of March 31, 2025. As of March 31, 2025, restricted cash consisted of a deposit of $0.7 million pledged as security for bank loans of our sales-type lease customers, which will be released progressively as the loans are repaid, $2.3 million restricted pursuant to freezing orders issued by the relevant PRC courts in connection with lawsuits and $3.0 million subject to other restrictions.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $2.7 million in the first quarter of 2025 from $191.5 million as of December 31, 2024 to $194.2 million as of March 31, 2025, primarily attributable to the increase of $2.6 million for the construction of Nam Tai Technology Center.

Real estate properties held for sale

Real estate properties held for sale are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sale decreased by $3.1 million from $52.6 million as of December 31, 2024 to $49.5 million as of March 31, 2025. The decrease was mainly due to the handover of sold units at Nam Tai • Longxi during the first quarter of 2025.

Real estate properties held for lease, net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net decreased by $0.8 million from $135.4 million as of December 31, 2024 to $134.6 million as of March 31, 2025, which was mainly due to depreciation during the first quarter of 2025.

Accounts Payable

Accounts payable increased by $0.8 million in the first quarter of 2025 from $31.6 million as of December 31, 2024 to $32.4 million as of March 31, 2025. The increase was mainly due to the increase of project payable of $1.3 million for Nam Tai Inno Park, and decrease of project payable of $0.3 million for Nam Tai Technology Center.

Advance from Customers

Advance from customers increased by $0.02 million in the first quarter of 2025 from $16.0 million as of December 31, 2024 to $16.0 million as of March 31, 2025.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans decreased by $14.7 million in the first quarter of 2025 from $27.9 million as of December 31, 2024 to $13.2 million as of March 31, 2025. The decrease mainly due to loan repayments during the period.

Liquidity and Capital Resources

As of March 31, 2025, the Company had a total cash and cash equivalents of $27.0 million. As of December 31, 2024, the Company had a total cash and cash equivalents of $26.9 million.

Going Concern

The unaudited consolidated financial information of the Company for the first quarter of 2025 has been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of March 31, 2025, the Company had net current liabilities of approximately $14 million, which indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to generate sufficient cash flows to meet its short-term operating needs and repay its outstanding loans depends on obtaining additional external financing, accelerating leasing activities at Nam Tai Inno Park, clearing the inventory at Nam Tai • Longxi, and disposing of the Nam Tai Wuxi property.

Management has evaluated the circumstances and believes that, through the completed external refinancings and the disposal of the Nam Tai Wuxi property (see “RECENT DEVELOPMENT”), the Company would be able to meet its cash requirements for at least the 12 months following the issuance date of this consolidated financial information.

BUSINESS OVERVIEW

Leasing and sales Progress

As of March 31, 2025, we had leasable area of approximately 353,435 square meters located in Shenzhen and Wuxi. As of March 31, 2025, the occupancy rate of our projects, including pre-leasing areas, was approximately 78%. The occupancy rate of Nam Tai Inno Park was 77%, a decrease of 2 percentage points from the quarter ended December 31, 2024.

In the first quarter of 2025, a total of 55 residential units of Nam Tai • Longxi were newly subscribed, compared with 59 residential units in the quarter ended December 31, 2024.

Projects	Leasable Area as of March 31, 2025	Leased Area as of March 31, 2025	Occupancy Rate
Nam Tai Inno Park	264,337	204,227	77%
Nam Tai Inno Valley	38,270	19,607	51%
Wuxi
Wuxi facilities	50,828	50,828	100%
Total	353,435	274,662	78%

Project Construction and Development Progress

•

Nam Tai Technology Center is the Company’s second factory-turned-industrial-park redevelopment project, located in Baoan District, Shenzhen. Currently under construction, the project has a site area of 22,364 square meters and a total GFA of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium.

•

The construction of the project started in December 2019, but has been suspended for approximately two and a half years due to the shareholders’ dispute and related financial challenges. Under the current management, the construction of the project resumed in February 2025, and is expected to be completed in the first half of 2026.

Real Estate Market Update

•

During the first quarter of 2025, the residential property market in Dongguan remained depressed. Based on data from industry research institutions and official sources, transaction activity and new supply stayed at relatively low levels. Market sentiment remained cautious, developers continued to focus on inventory reduction, and residential prices remained under adjustment pressure in response to prevailing supply and demand conditions.

RECENT DEVELOPMENTS

Disposal of Wuxi Property

On March 15, 2025, the Company entered into an agreement for the sale of its Wuxi property to the local government of Wuxi (the “Buyer”) for a total consideration of RMB 224.8 million (approximately $31 million). The Buyer paid 50% of the purchase price upon signing of the agreement and the remaining 50% upon closing in May 2025.

Refinancing of Inno Park

On July 4, 2025, the Company entered into a new loan agreement (the “New Loan”) with China CITIC Bank Corporation Limited relating to its Nam Tai Inno Park property in Shenzhen, China. The New Loan has a total facility amount of RMB 600 million, of which RMB 400 million and RMB 200 million were drawn on July 11, 2025 and July 31, 2025, respectively. The New Loan matures on July 4, 2040, 15 years from the signing date, and bears a blended annual interest rate of approximately 4.3% (based on the five-year Loan Prime Rate published on June 20, 2025, plus 80 basis points). The principal repayment schedule requires repayments of RMB 12 million within one year and RMB 54 million within three years from the full drawdown date.

The New Loan replaced the previous loan with Bank of China, which had an outstanding balance of RMB 405 million as of July 21, 2025 and an original maturity date of November 7, 2028. The refinancing provides improved terms and is expected to generate significant cash flow benefits, including approximately RMB 195 million in available liquidity and reduced principal repayment and interest expenses of approximately RMB 73 million over the next year and RMB 225 million over the next three years. Excess proceeds are expected to be used to support the continued development of Nam Tai Technology Center and unlock value at Nam Tai Inno Valley.

Nam Tai • Longxi General Contractor Dispute

In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such an application has not been approved as the plaintiff, Weiyueda, objected.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal was reviewed by the Company but no agreement was reached.

In January 2026, the case held its initial hearing and remains under court review.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, the construction of which was substantially completed in 2022.

In October 2024, as part of the abovementioned Settlement with Greater Sail Ltd. (“GSL”), the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property render such assistance or vacate the property management premises. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025.

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB 0.16 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB 1.09 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB 2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.43 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.

Dispute with IsZo

Since late 2024, IsZo Capital LP (“IsZo”) has made several demands against the Company related to, among other things, IsZo’s allegation that the Company owes it reimbursements for certain litigation and activism campaign costs. The Company has been engaged in discussions with IsZo regarding IsZo’s allegations. To date, IsZo has not filed any formal litigation action against the Company.

Shareholder loans with IsZo and IAT

On December 23, 2025, the Company and IAT Insurance Group, Inc. (“IAT”) entered into an amendment to the amended Original Promissory Note, which had a principal amount of $12 million and a maturity date of January 11, 2026. Based on the new amendment, beginning January 12, 2026, the maturity date will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the IAT note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the IsZo note. IsZo has also claimed additional expenses of $0.95 million. The Company has requested supporting evidence for this claim but has not yet received a response as of the date of this filing.

OPERATING RESULTS

Project Portfolio - As of March 31, 2025

The following two stages are the principal stages for our properties:

•

Properties Completed, comprising the properties held for sale and leasing for which the completion acceptance has been filed and the construction has been completed and the internal acceptance criteria are met.

•	Properties Under Development, comprising properties for which the foundation work construction permits have been obtained and Property that is under construction and has not yet obtained acceptance.

	Nam Tai	Nam Tai Technology	Nam Tai	Nam Tai •
	Inno Park	Center	Inno Valley	Longxi
	Guangming District,	Baoan District,	Baoan District,	Machong Town,
	Shenzhen	Shenzhen	Shenzhen	Dongguan
				Residential and Commercial
Type	Industrial buildings and supporting dormitory buildings			Property
Site Area (sq. m.)	103,739	22,364	26,313	33,763
Capacity GFA (sq.m.)	265,139	139,746	N/A	84,408
Total GFA (sq. m.)	331,701	194,595	41,927	114,520
Under Development (sq. m.)	—	194,595	—	—
Total GFA Completed (sq. m.)	331,701	—	41,927	114,520
Interest attributable to us	100%	100%	100%	100%

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This announcement contains forward-looking statements about future expectations and plans, as well as other statements regarding matters that are not historical facts. These forward-looking statements include but are not limited to statements regarding the management’s belief that the Company would be able to meet its cash requirements for at least the 12 months following the issuance date of these consolidated financial information; the expected completion timeline of Nam Tai Technology Center, statements regarding the expected cash flow benefits and use of proceeds from refinancing; the Company’s ability to implement its lease-up program for Nam Tai Technology Center and secure relevant target tenants; the use of excess proceeds from the New Loan to support the continued development of the Nam Tai Technology Center and unlock value at Nam Tai Inno Valley; the Company’s belief on the invalidity of Guangshengda’s assignment of claims for Nam Tai • Longxi project under its general construction contract, and statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All forward-looking statements are based on information currently available to the Company and the Company does not undertake to update any forward-looking statement, whether written or oral, whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulations.

ABOUT NAM TAI PROPERTY INC.

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2025 AND 2024

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue	$7,790	$5,836
Cost of revenue	(4,838)	(3,083)
Gross profit	2,952	2,753
Expenses
General and administrative expenses	(3,877)	(6,172)
Selling and marketing expenses	(553)	(427)
Total operating expenses	(4,430)	(6,599)

Net loss from operations	(1,478)	(3,846)
Other expenses, net	(4,092)	(2,166)
Interest income	40	15
Loss before income tax	(5,530)	(5,997)
Income tax (expense) benefit	306	(3,922)
Consolidated net loss	(5,224)	(9,919)
Functional currency translation adjustment	(726)	16,555
Other comprehensive income (loss)(1)	(726)	16,555
Consolidated comprehensive income (loss)	$(5,950)	$6,636
Earnings (loss) Per Share
Basic	$(0.09)	$(0.17)
Diluted	$(0.09)	$(0.17)
Weighted average number of shares (’000)
Basic	58,644	58,338
Diluted	58,644	58,338

Notes:

(1)	Other comprehensive income (loss) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2025 AND DECEMBER 31, 2024

(In Thousands of US dollars)

	March 31, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$26,999	$26,861
Restricted cash	6,021	6,414
Accounts receivable	6,420	6,058
Real estate properties held for sale	49,508	52,552
Prepaid expenses and other receivables	15,321	14,492

Total current assets	$104,269	$106,377

Real estate properties under development, net	194,195	191,549
Property, plant and equipment, net	16,473	16,256
Real estate properties held for lease, net	134,589	135,428
Deferred income tax assets	2,236	2,114
Other assets	1,888	1,885

Total assets	$453,650	$453,609

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term third party loans	7,659	7,649
Current portion of long term bank loans	13,195	27,860
Accounts payable	32,388	31,629
Rental deposits from customers	2,177	2,465
Accrued expenses and other payables	19,475	22,152
Advance from customers	16,042	16,026
Contract liabilities	9,256	7,556
Current portion of amount due to shareholders	18,276	—

Total current liabilities	$118,468	$115,337
Long term bank loans	125,850	106,803
Long term rental deposits	2,051	1,825
Financial lease payable	—	4
Other payable	22,911	23,130
Deferred income tax liabilities	16,177	16,342
Amount due to shareholders	—	17,836

Total liabilities	$285,457	$281,277

EQUITY
Shareholders’ equity:
Common shares	$602	$602
Additional paid-in capital	320,852	320,389
Accumulated deficit	(142,300)	(138,424)
Accumulated other comprehensive loss (1)	(10,961)	(10,235)

Total shareholders’ equity	$168,193	$172,332

Total liabilities and shareholders’ equity	$453,650	$453,609

Notes:

(1)	Accumulated other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2025 AND 2024

(In Thousands of US dollars)

	Three months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(5,224)	$(9,919)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	1,257	1,283
Amortization of right of use assets	—	66
Loss on disposal of property, plant and equipment	375	—
Gain on lease termination	—	(590)
Share-based compensation expenses	463	1,560
Unrealized exchange loss	73	64
Deferred income tax credit	(287)	(12,589)
Interest paid	(2,948)	(1,029)
Changes in assets and liabilities:
Accounts receivable	(362)	(49)
Prepaid expenses and other receivables	(832)	(2,249)
Rental deposits paid out as leasee	—	1
Real estate properties under development	97	165
Accrued expenses and other payables	1,400	9,944
Accounts payable	759	(3,702)
Lease liabilities	—	583
Advance from customers	16	(1,645)
Contract assets	—	—
Rental deposits from customers	(62)	107
Contract liabilities	1,700	(1,488)
Amount due to shareholders	440	402

Total adjustments	$2,089	$(9,166)

Net cash used in operating activities	$(3,135)	$(19,085)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by (used in) investing activities	$—	$—

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank and third party loans	(65,327)	(1,059)
Proceeds from bank loans	69,523	—
Decrease in finance lease payable	(4)	(6)

Net cash (used in) provided by financing activities	$4,192	$(1,065)

Net increase (decrease) in cash and cash equivalents and restricted cash	$1,057	$(20,150)

Cash and cash equivalents and restricted cash at beginning of period	33,275	113,791
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,312)	10,336

Cash and cash equivalents and restricted cash at end of period	$33,020	$103,977

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$26,999	$5,124
Restricted cash	$6,021	$98,853

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2025 AND 2024

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2024, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2025.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $6.0 million for the three months ended March 31, 2025 and the consolidated comprehensive income was $6.6 million for the three months ended March 31, 2024.

4.	A summary of operations income, net loss and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2025	2024
Operations income within:
- PRC, excluding Hong Kong	$7,790	$5,836

Net loss within:
- PRC, excluding Hong Kong	$(3,424)	$(4,600)
- Hong Kong	(1,800)	(5,319)

Total net loss	$(5,224)	$(9,919)

	March 31, 2025	December 31, 2024
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$194,195	$191,549
- Property, plant and equipment in PRC, excluding Hong Kong	16,473	16,250
- Hong Kong	—	6
- Real estate properties held for lease in PRC, excluding Hong Kong	134,589	135,428

Total long-lived assets	$345,257	$343,233